Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2020 on Form 18-K filed with the SEC on September 24, 2021, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2020, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2020.

GENERAL

The Republic’s GDP increased by 9.1% in the fourth quarter of 2021 compared with the fourth quarter of 2020. In 2021, GDP increased by 11% compared to the previous year. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of December 31, 2021, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,783 appeals from those removed from public sector jobs by emergency decree, 120,703 of which have been reviewed and 6,080 of which remain pending. Overall, the State of Emergency Inquiry Commission has delivered 120,703 decisions (16,060 accepted and 104,643 rejected).

On November 26, 2020, at the trial of officers at the Akinci Airbase, which served as a headquarter for the failed 2016 attempt, the court handed aggravated life sentences to 310 defendants, 46 others were sentenced to life, while 70 others were acquitted. Other defendants in the case were handed lighter prison terms on charges of membership in a terrorist group.

On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings from B1 to B2 and affirmed its “negative” outlook. On December 21, 2020, Moody’s announced it would deliver rating reviews for Turkey on June 4, 2021, and December 3, 2021. On June 4, 2021 and December 3, 2021, Moody’s kept Turkey’s credit rating and outlook unchanged.

On January 31, 2020, Standard & Poor’s affirmed Turkey’s sovereign ratings. On May 6, 2020 and on July 24, 2020, Standard & Poor’s affirmed Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On December 17 Standard & Poor’s announced it would deliver ratings reviews for Turkey in 2021 on January 22, 2021, May 28, 2021, and October 22, 2021. On January 22, 2021, on May 28, 2021 and on October 22, 2021 Standard & Poor’s kept Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On December 10, 2021, Standard & Poor’s revised Turkey’s outlook from “stable” to “negative” and affirmed its “B+” rating.

On August 21, 2020, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On December 17, 2020, Fitch announced it would deliver ratings reviews for Turkey on February 19, 2021 and August 13, 2021. On February 19, 2021, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating. On August 13, 2021, Fitch kept Turkey’s credit rating and outlook unchanged. On December 2, 2021, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On February 11, 2022, Fitch lowered Turkey’s credit rating to “B+” and maintained its outlook as “negative”.

On April 10, 2020, Japan Credit Rating lowered Turkey’s long-term issuer and senior unsecured debt ratings to sub-investment grade and assigned a negative outlook. On May 31, 2021, Japan Credit Rating downgraded Turkey’s long-term issuer and senior unsecured debt ratings from BB+ to BB and assigned a stable outlook.

The Turkish parliament ratified the Paris Agreement on October 6, 2021 and the Agreement entered into force on November 10, 2021. Turkey, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053.

COVID-19

The outbreak of COVID-19 in 2019 and its subsequent variants continued to have an adverse impact on the world economy in 2021. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 and the measures implemented to address its spread have had numerous worldwide effects on general commercial activity.

Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. Following cycles of restrictions and normalization, Turkey entered a period of controlled and gradual normalization with several easing measures starting from June 2021. As of July 1, 2021 all lockdown measures and intercity travel restrictions were terminated. On March 2, 2022, the requirements of wearing a mask outdoors and presenting Hayat Eve Sığar (“HES”, Turkey’s contact tracing app) codes prior to entry into any building or event were lifted.

General COVID-19 Measures Taken by the Ministry of Health

As of July 3, 2021, a total of 61,455,218 tests had been carried out across the country. As of March 9, 2022, COVID-19 PCR tests are being carried out in 526 authorized diagnostic laboratories across the country. COVID-19 PCR tests are also carried out at certain airports, including Istanbul Airport and Istanbul – Sabiha Gökçen International Airport among others, and certain border gates in the country. On March 13, 2022, 298,252 tests were carried out across the country.

Turkey’s vaccination program comprises internationally and domestically produced vaccines, including the Sinovac vaccine produced in China; the Pfizer/BioNTech vaccine; the Sputnik V vaccine produced in Russia and, under license, in Turkey; and the Turkovac vaccine, produced in Turkey. As of March 12, 2022, 57,733,283 people across the country have received the first dose, 52,894,493 of whom received the second dose, and 27,382,303 of whom received the third dose. As of March 12, 2022, 85.22% of the adult population (over 18) had received at least two doses of the vaccine.

Measures Regarding Border Control:

As of March 4, 2022, quarantine measures have been lifted for persons coming to the Republic from abroad via airlines (i) if they have received at least two doses of the vaccines approved for emergency use by the World Health Organization or by the Republic (or one dose in the case of the Johnson & Johnson vaccine), who submit a document stating that their most recent vaccination took place at least 14 days earlier; (ii) if they submit a document issued by the relevant country’s official authorities stating that they have had the virus within the last 6 months (the 6-month period starts from the 28th day of the first PCR positive test result.); or (iii) if they present a negative PCR test result received within the last 72 hours or a negative rapid antigen test taken within the last 48 hours. No documents will be required from persons who enter the Republic through the land, sea and railway border gates. In addition, children under the age of 12 have been exempted from the PCR/antigen test report and the submission of a vaccine certificate when they enter the Republic, regardless of where or how they enter the country.

Economic and Financial Measures Taken by the Government

Early Payment of Pensioners

The lowest pension payment has been increased to TL 2,500 as of January 2022. Pension payments to approximately 650,000 retirees have been increased.

Social Supports

In January of 2022, the Minister of Family, Labor and Social Services announced that the social and economic support package amount was increased to TL 1,611 for each eligible child.

Postponement of Municipal Payments

With the law published on April 17, 2020, the income tax withholding declaration and payment periods of Metropolitan municipalities, municipalities and affiliated institutions, as well as all of the social insurance premium payments to be collected for the upcoming 3-month period were postponed for 3 months without any increase in interest. These periods could be extended up to 3 additional months if deemed necessary. As of January 2022 this measure has been discontinued.

Financial Measures Taken by the Banking Regulation and Supervision Agency

As of March 23, 2020, when calculating the amount subject to credit risk in accordance with the Regulation on the Measurement and Evaluation of Capital Adequacy of Banks, banks are permitted to use the simple arithmetic average of the CBRT’s foreign exchange buying rates of the last 252 business days prior to the calculation date. This measure applies when calculating the relevant special provision amounts and amounts valued in accordance with the Turkish Accounting Standards for the monetary assets and non-monetary assets, except for foreign currency items measured at historical cost. This policy was extended to September 30, 2021. On September 16, 2021, BRSA decided to allow the continuation of this policy until a new BRSA board decision revoking it is issued. On December 21, 2021, BRSA decided to permit the banks to use the simple arithmetic average of the Central Bank’s foreign exchange buying rates of the last 252 business days prior to December 31, 2021, effective from January 1, 2022 and until revoked by a new BRSA board decision.

Sectoral Effects

Effects on SOEs Operating in the Transport Sector

The General Directorate of State Airports Authority had announced a support package applicable to the operators for the Build-Operate-Transfer (BOT) projects in the freight and passenger transportation sectors and airports affected by the COVID-19 outbreak. Operating periods are extended and lease payments are postponed. Also, in the airports operated by the DHMİ, the rental invoices issued in 2020 were cancelled and for 2021-2022 rentals will be 50% discounted for 2 years.

Other Measures Taken by the Government in Various Areas During the Pandemic

On March 2, 2022, the Health Minister Fahrettin Koca announced that Turkey had lifted its requirement to wear a mask outdoors. The Health Minister also said that if ventilation was sufficient in closed environments and social distancing rules could be followed, it was no longer necessary to wear a mask indoors either. In addition, the use of HES codes, which is Turkey’s coronavirus contact tracing system, has been lifted, and the public will no longer have to show their HES code at the entrance to any building or event.

POLITICAL CONDITIONS

On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. The parliamentary status of these deputies was removed due to the finalized sentences given by the courts. On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to sentences on terrorism charges, but his deputyship was restored on July 16 2021, after Turkey’s Constitutional Court determined on July 1, 2021 that his removal had been a violation of his rights. On the same day, the chief public prosecutor of the Supreme Court of Appeal filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Turkey’s Constitutional Court returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeal refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case to ban HDP, which was sent to HDP for its initial defense. On November 5, 2021, HDP handed over its preliminary defense. On November 29, 2021, the chief public prosecutor of the Supreme Court of Appeal completed his opinion and demanded that the objections and requests raised by the HDP in its preliminary defense be rejected and the HDP be permanently closed. After the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional 4 months to prepare its defense. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defense.

On May 17, 2021, a new political party, named Homeland Party, was founded by Muharrem İnce, who is a former CHP deputy. The party is represented by three deputies in the Grand National Assembly of Turkey.

On August 26, 2021, a new political party, the “Victory Party”, was founded by Ümit Özdag, who is a former IYI Party deputy. The party is represented by two deputies in the Grand National Assembly of Turkey.

On January 29, 2022, Bekir Bozdağ was re-appointed as the Minister of Justice, replacing Abdulhamit Gül.

On February 28, 2022, leaders of six opposition parties consisting of the Republican People’s Party, the Democracy and Progress Party, the Democratic Party, the Future Party, the İYİ Party and the Felicity Party signed a joint declaration outlining a plan to restore parliamentary system if they win the next elections.

On March 4, 2022, Vahit Kiris¸c¸i was appointed as the Minister of Agriculture and Forestry, replacing Bekir Pakdemirli.

The following table sets forth the composition of the Assembly by total number of seats as of March 12, 2022:

Number of Seats
Justice and Development Party (AKP)	285
Republican People’s Party (CHP)	135
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48
İYİ Party	36
Homeland Party	2
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	2
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	6

Total	581

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union

On December 14, 2021, the European Council emphasized its commitment to maintaining an open and frank dialogue with Turkey, including addressing common challenges and cooperating in essential areas of joint interest such as migration, public health, climate, counter-terrorism and regional issues. The Council also commended Turkey’s significant efforts in hosting and addressing the needs of nearly four million refugees.

European Commission’s 2021 Report

The European Commission published the 2021 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 19, 2021 (the “2021 EC Report”). The 2021 EC Report stated that Turkey’s ability to assume the obligations of EU membership was limited and pursued on an ad hoc basis. While the 2021 EC Report indicated Turkey’s limited progress and backsliding on a number of issues, it nevertheless reaffirmed that Turkey remains a key partner of the EU. The 2021 EC Report noted the high level of integration in terms of trade between Turkey and the EU, indicating, however, a decline on the share of Turkish exports to the EU in 2020 compared to 2019. On the other hand, the 2021 EC Report also indicated that the share of Turkish imports from the EU-27 slightly increased between 2019 and 2020. The 2021 EC Report highlighted that Turkey is EU’s sixth largest trading partner and that the EU is Turkey’s largest trading partner. The 2021 EC Report underlined the importance of good neighbourly relations and regional cooperation, especially in light of geopolitical tensions in the Aegean Sea and the Eastern Mediterranean. The 2021 EC Report indicated that the EU intended to nurture a more positive dynamic in EU-Turkey relations by expressing readiness to engage with Turkey in a phased, proportionate and reversible manner in a number of areas of common interest, subject to the conditionalities set out by the European Council.

United States

On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Türkiye Halk Bankası A.Ş. (“Halkbank”) was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Halkbank on hold while the bank appeals to the U.S. Supreme Court.

On October 31, 2021, President Erdoğan and President Joe Biden agreed on the formation of a joint mechanism to strengthen and improve bilateral ties in a meeting on the sidelines of the two-day G20 leaders’ summit in Italy. The leaders stressed the importance of the NATO alliance and the strategic partnership, and also expressed satisfaction about mutual steps taken on climate change.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Turkey issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Turkey rejected it. In this press release, Turkey also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Turkey issued a press release and said that this operation was unacceptable and Turkey opposed it. Turkey also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

Due to the war in Ukraine, Turkey’s flag carrier Turkish Airlines cancelled all Ukraine and Moldova flights as of February 24, 2022. On March 7, 2022, suspension of Ukraine and Moldova flights was extended until March 22, 2022. On March 15, 2022, suspension of Ukraine and Moldova flights was extended until April 10, 2022. On the same day, Turkish Airlines announced that all Belarus flights had been cancelled until March 31, 2022, and all Rostov and Sochi flights had been cancelled until April 10, 2022.

Following the start of Moscow’s military intervention, Ukraine asked Turkey to close the Canakkale (Dardanelles) and Istanbul (Bosphorus) Straits to Russian ships. On February 27, 2022, Turkey’s Foreign Minister Mevlüt Çavuşoğlu said Turkey would implement all provisions of the Montreux Convention in a transparent manner as the situation in Ukraine constitutes a “war”, as defined thereunder.

On February 28, 2022, Turkish President Recep Tayyip Erdoğan said that Turkey would use its authority over the Turkish Straits under the 1936 Montreux Convention to prevent the Russia-Ukraine crisis from further escalating. He also added that Turkey had strictly fulfilled its responsibilities within the framework of the institutions and alliances with which it is involved, especially the UN, NATO, and the EU.

On March 7, 2022, Turkey’s Foreign Minister Mevlüt Çavuşoğlu announced that a tripartite meeting with Ukraine and Russia to be held at the Antalya Diplomacy Forum on March 10, 2022. He underlined that Turkey had been engaged in intense diplomatic efforts to bring the Ukrainian and Russian parties together since the beginning of the war, and that since the war began he had spoken with Ukraine’s Foreign Minister Dmytro Kuleba six times and with the Russian Federation’s Foreign Minister Sergey Lavrov four times, and that Turkish President Recep Tayyip Erdogan had held a total of 19 phone calls with his counterparts.

As of March 7, 2022, Turkey has evacuated over 12,306 citizens from Ukraine since Russia began the war on Ukraine.

On March 10, 2022, Turkey’s Foreign Minister Mevlüt Çavuşoğlu met with his Russian and Ukrainian counterparts in Antalya to mediate between the warring countries. After the meeting, Ukraine’s Foreign Minister said that talks between the top diplomats of Russia and Ukraine produced no breakthrough on ending the war in Ukraine following Russia’s invasion. Both parties, however, agreed to continue efforts to seek a solution to the humanitarian situation on the ground.

Iraq

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. In this respect, Operation Claw- Tiger and Operation Claw-Eagle have been launched since June 2020 in order to neutralize the PKK and other terrorist elements. Operation Claw-Eagle-2 was launched on February 10, 2021 in order to neutralize the PKK and other terrorist elements and in order to ensure the security of the country’s borders. The most recent operations by the Turkish armed forces, Operations Claw-Lightning and Claw-Thunderbolt, were launched on April 23, 2021 in order to neutralize the PKK and other terrorist elements. These two operations, targeting terrorist hideouts and caves, are still ongoing.

Israel

On March 9-10, 2022, Israeli President Isaac Herzog visited Turkey upon the invitation of Turkish President Recep Tayyip Erdoğan. President Erdoğan said that the historic visit of Israeli President Isaac Herzog would be a “new turning point” in relations and strengthening the ties with Israel was of great importance for regional stability and peace as well as for the two countries.

Eastern Mediterranean

On January 25, 2021, Turkey and Greece began a new round of exploratory talks to address issues related to the Aegean and Eastern Mediterranean, following a five-year hiatus. In the talks in Istanbul, top Turkish and Greek officials evaluated the issues from previous rounds of talks as well as the current situation, recent developments, and possible steps to be taken. The next talks between Turkey and Greece were held in Athens, the Greek capital, on March 16, 2021, in Ankara, the Turkish capital, on 6 October 2021, and in Athens, the Greek capital again, on February 22, 2022. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

On September 17, 2021, the EU Mediterranean Leaders reiterated their call for dialogue on the delimitation of the maritime zones between Turkey and Greece.

On September 20, 2021, Turkey issued a Navtex rejecting a Navtex issued by Greece for violating Turkey’s continental shelf in the Eastern Mediterranean Sea.

Afghanistan

After the Taliban took control of Kabul, the Afghan capital, a Turkish Armed Forces airplane evacuated over 200 Turkish citizens from the country on August 18, 2021. On August 26, 2021, National Defense Minister Hulusi Akar said that the evacuation of Turkish troops from Afghanistan had begun and would be completed at the as quickly as possible. On the same day, the first batch of Turkish troops evacuated from Afghanistan landed in Ankara. On August 27, 2021, President Erdoğan said that Turkey had completed the evacuation of its troops and citizens from Afghanistan, leaving a small technical group behind. On October 12, 2021, President Erdoğan proposed the creation of a working group on Afghanistan under the G20, saying that Turkey is ready to assume the chairmanship of the group at the G20 extraordinary meeting on Afghanistan. On December 10, 2021, President Erdoğan stated that “it is a common wish that Afghanistan achieves lasting peace and stability,” at a meeting of the Parliamentary Union of the Organization of Islamic Cooperation Member States.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of February 17, 2022, Turkey had granted temporary protection to 3,744,139 Syrians. 51,196 of those are residing in temporary accommodation centres. As of January 2022, there are 1.1 million school-age (between 5 and 17 years old) Syrian children in Turkey and 730,806 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Turkey.

In addition to Syrians, there are close to 320,000 persons from different nationalities in Turkey seeking international protection, as of March 31, 2021, according to data released by the United Nations Refugee Agency (“UNHCR”).

Following the Taliban’s takeover of Afghanistan, Turkey have tightened measures against a new influx of irregular migrants. In this respect, Turkish security forces patrol the eastern border with Iran 24 hours a day, 7 days a week, which border is protected by tightened security measures including a modular wall, observation posts and trenches. On August 22, 2021, President Erdogan had a phone conversation with President of the European Council, Charles Michel. During the call, President Erdogan said that Turkey, which already hosts over 5 million refugees, could not handle another migrant wave. On August 23, 2021, President Erdogan stated that Turkey was involved in diplomatic initiatives regarding the ongoing crisis in Afghanistan and would continue to take steps to ensure regional security.

Energy Issues

On June 4, 2021, Turkey announced the discovery of 135 bcm of natural gas in Black Sea’s Sakarya gas field. Turkey estimates between 15 bcm-20 bcm annual production from the gas reserves of the Black Sea.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 1,391 billion in the first quarter of 2021, TL 1,585 billion in the second quarter of 2021, TL 1,919 billion in the third quarter of 2021 and TL 2,314 billion in the fourth quarter of 2021.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity*		2020 Q2	2020 Q3	2020 Q4	2021 Q1		2021 Q2	2021 Q3	2021 Q4
					(in	%)
1.	A- Agriculture, forestry and fishing	5.3	11.7	5.7	2.8		4.1	9.9	4.9
2.	BCDE- Industry	21.5	21.5	24.4	25.5		26.4	24.0	27.7
3.	F- Construction	6.4	4.7	5.0	5.2		5.7	4.9	4.7
4.	GHI- Services	20.3	22.0	23.5	22.8		24.0	24.9	25.8
5.	J- Information and communication	2.9	2.4	3.1	2.6		2.7	2.4	3.0
6.	K- Financial and insurance activities	5.1	4.0	2.5	3.3		2.9	2.7	2.5
7.	L- Real estate activities	7.3	5.7	5.5	6.1		5.4	4.7	4.2
8.	MN- Professional, administrative and support service activities	4.8	4.2	5.2	4.7		5.0	4.7	4.8
9.	OPQ- Public administration, education, human health and social work activities	13.9	10.6	11.0	12.9		11.5	10.2	9.3
10.	RST- Other service activities	1.8	1.7	2.4	2.8		1.9	1.8	2.4
11.	Sectoral total	89.3	88.5	88.1	88.6		89.5	90.3	89.3
12.	Taxes-Subsidies	10.7	11.5	11.9	11.4		10.5	9.7	10.7
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0		100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
		(in %)
2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .	4.4	-10.4	6.3	6.2
2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .	7.3	21.9	7.5	9.1

Source: TURKSTAT

In February 2022, CPI increased by 4.81% and domestic PPI increased to 7.22% compared to the previous month. As of February 2022, the Republic’s annual CPI and domestic PPI had increased by 54.44% and 105.01%, respectively, as compared to the same month of the previous year.

On February 23, 2022, the Government offered an interest rate of 23.49% for its 1652-day TL denominated fixed coupon Government Bond, compared to 13.42% for its 1729-day TL denominated fixed coupon Government Bond on January 6, 2021.

On March 9, 2022, the Government offered an interest rate of 25.36% for its 560-day TL denominated fixed coupon Government Bond issuance compared to 16.50% for its 602-day TL denominated fixed coupon Government Bond on March 17, 2021.

The calendar adjusted industrial production index increased by 7.6% in January 2022 compared to the same month of the previous year.

In January 2022, the seasonally adjusted unemployment rate decreased by 1.4 percentage points to 11.4%as compared to the same month of the previous year. The seasonally adjusted employment rate was realized as 46.5% with a 0.2 percentage point decrease as the number of employed people decreased by 43,000 to approximately 29.9 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2021	Unemployment rate (in %)	Number of unemployed
January . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	12.8	4,021,000
February . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	13.2	4,179,000
March . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	13.0	4,215,000
April . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	13.8	4,498,000
May . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	13.3	4,295,000
June . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	10.6	3,399,000
July . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.2	3,658,000
August . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.6	3,787,000
September . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.4	3,776,000
October . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.2	3,728,000
November . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.3	3,790,000
December . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.4	3,838,000
2022
January . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	11.4	3,859,000

Source: TURKSTAT

As of January 31, 2022, TL 612.5 billion have been disbursed under the Credit Guarantee Fund.

In 2021, annual credit growth was realized as 37.0%. In January 2022, credit growth was 39.67% compared to the same month in 2021.

On March 12, 2021, President Recep Tayyip Erdoğan announced the Economic Reform Package. The package aims to grow the Turkish economy on the basis of investment, production, jobs, and exports.

On March 23, 2021, the Economic Reform Action Plan for the Economic Reform Package was announced by the Ministry of Treasury and Finance. The action plan contains several measures under 10 main titles – including public finance, price stability, financial sector, current deficit, employment, corporate governance, investment incentives, easing internal trade, rivalry and market surveillance.

On September 5, 2021, the Government announced the Medium Term Program covering the 2022-2024 period (the “2022-2024 Medium Term Program”). In the 2022-2024 Medium Term Program, the GDP growth target is 9% for 2021, 5% for 2022, and 5.5% for 2023 and 2024. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 3.5% for 2021 and 2022, and 3.2% for 2023. At the end of the program period, the targeted ratio of budget deficit to GDP is 2.9%. The EU-defined general government debt stock to GDP ratios, which is expected to be 36.6% in 2021, is projected to be 35.8% in 2022, 35.4% in 2023 and 34.7% in 2024. The current account deficit to GDP ratio target is 2.6% for 2021, 2.2% for 2022, 1.5% for 2023 and 1% for 2024. The CPI inflation target is 16.2% by the end of 2021, 9.8% by the end of 2022, 8% by the end of 2023 and 7.6% by the end of 2024. The unemployment target is 12.6% for 2021, 12% for 2022, 11.4% for 2023, and 10.9% for 2024.

On December 20, 2021, President Recep Tayyip Erdogan announced a new deposit protection scheme named “Foreign Exchange-Protected Deposit Account” for the benefit of individuals resident in Turkey (persons with legal residences in Turkey, and including Turkish citizens in foreign countries). This new scheme aims to encourage households to keep their savings in Turkish Lira rather than foreign currencies, and it will be available for individuals who have a Turkish Lira deposit account with maturities of three, six, nine, or twelve months. Under this scheme offering individual depositors an interest rate plus exchange rate guarantee, the Ministry of Treasury and Finance promises to compensate Turkish Lira depositors for losses resulting from a possible depreciation of the Turkish Lira at a rate higher than the given deposit rate between the opening and maturity dates. If the given Turkish Lira deposit rate for a determined maturity remains below the foreign exchange increase rate in the same period, the Ministry of Treasury and Finance will compensate the respective Turkish Lira depositors for possible losses between the opening and maturity dates. In effect, this scheme aims to encourage individuals to increase their savings in Turkish Lira by guaranteeing that the value of the principal of eligible deposits is protected against losses due to depreciation of the Turkish Lira. Through this new deposit scheme, the Government aims to encourage individuals to increase their savings in Turkish Lira. Accordingly, on December 21, 2021, CBRT published the “Communique on Supporting the Conversion to Turkish Lira Depository and Participation Accounts” numbered 2021/14, and amended the same on January 11, 2022 with the Communique No. 2022/1 for the purpose of allowing legal entities to also benefit from similar protections. On March 7, 2022, “Communique on Supporting the Conversion to Turkish Lira Depository and Participation Accounts” and “Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts” were amended respectively with the Communiques No. 2022/9 and 2022/10 for the purpose of allowing individuals and legal entities to renew their accounts at the end of maturity. Also, with the mentioned amendments dated March 7, 2022, legal entities will be able to benefit from a maturity option of 3 months. On February 1, 2022, the CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of extending the application area of the new deposit scheme to Turkish citizens resident in foreign countries, and amended the same on February 18, 2022 with the Communique No. 2022/8, which extends the scope of accounts to companies owned or partnered by non-residents. For additional information on the Communiques, see “— Monetary Policy.”

On December 20, 2021, in order to promote domestic savings, President Erdoğan also announced that the government’s contribution to the private pension scheme would be increased from 25% to 30% and the withholding tax (stoppage) on government domestic debt securities would be decreased from 10% to 0%. It was also announced that the corporate tax rate for industrial and export trading companies would be decreased by 1%, from 25% to 24%.

On January 20, 2022, the Turkish Parliament approved the new legislation on Amending the Tax Procedure Law and Corporate Tax Law. This legislation is expected to come into force after the approval of President of the Republic of Turkey and the publication in the Official Gazette. The legislation brings a corporation tax exemption on the gains earned by converting the foreign exchanges to Turkish Lira under the determined provisions. If corporation taxpayers convert their foreign currencies, which are available on their balance sheet on December 31, 2021, into a TL time deposit or participation account with at least three months maturity until the specified date, the income derived from such transactions will be exempt from tax under the determined provisions of the legislation. The legislation also brings the postponement of the inflation accounting until December 2023 under the determined provisions. The relevant “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 was published in the Official Gazette dated January 29, 2022, amended on February 11, 2022 with the Communique No. 2022/19.

On January 31, 2022, President Recep Tayyip Erdoğan announced a plan to establish a new loan guarantee package under the Credit Guarantee Fund scheme worth TL 60 billion. According to this announcement, this new credit package will have three main sub-packages: (i) card payment support to all companies of all sizes for their operating expenditures, (ii) investment support to the companies working for the production of higher value- added products, and (iii) export support to the SMEs that engage with the activities generating foreign exchange earnings and have the potential to make exports. On February 12, 2022, the Minister of Treasury and Finance, Nureddin Nebati, announced the details of the new guarantee scheme. According to this announcement, of the new guarantee scheme worth TL 60 billion in total, TL 25 billion will be strictly channeled towards investment supports, TL 25 billion towards export supports and TL 10 billion towards card payment supports.

TOURISM

In 2021, the number of foreign visitors visiting the Republic increased by 94.06% to 24,712,266 people as compared to 2020. In January 2022, the number of foreign visitors visiting the Republic increased by 151.41% to 1,281,666 people as compared to the same month in 2021. According to the Turkish Statistical Institute (“TURKSTAT”), in the first quarter of 2021, tourism revenues decreased by 40.2% to U.S.$2,452,213,000 compared to the same period of 2020. In the second quarter of 2021, tourism revenues were U.S.$3,003,628,000. (“TURKSTAT”) announced that the rate of change relative to the second quarter of 2020 could not be calculated since no survey could be conducted at the border gates due to COVID-19-related restrictions in place during the second quarter of 2020. In the third quarter of 2021, tourism revenues increased by 181.8% to U.S.$11,395,117,000 compared to the same period of 2020. The increase is attributable to the fact that the third quarter of 2020 coincided with the period of strictest pandemic-related restrictions on international travel whereas tourism was easier despite ongoing restrictions in the third quarter of 2021. In the fourth quarter of 2021, tourism revenues increased by 95% to U.S.$7,631,374,000 compared to the same period in 2020. Tourism revenues increased by 103% and reached U.S.$24,482,332,000 in 2021 compared to 2020.

EMPLOYMENT AND WAGES

In January 2022, seasonally adjusted total civilian employment was 29.910 million. In January 2022, the seasonally adjusted labor force participation rate was at 52.6%, which represented a 2.8 percentage point increase compared to the same period of the previous year.

As of January 2022, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 92.32 billion. As of January 2022, 86.46% of the Unemployment Insurance Fund was invested in bonds and 13.54% of the assets were held in deposits.

As of November 2021, there were 375 pension funds offered to the public. As of November 2021, the total net asset value of these funds increased to approximately TL 237 billion from approximately TL 165.7 billion in November 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In January 2022, the trade balance posted a deficit of U.S.$10.261 billion, with a 234.9% increase compared with January 2021. In January 2022, total goods imported (c.i.f.), including gold imports, increased by 54.2% to approximately U.S.$27.848 billion, as compared to approximately U.S.$18.065 billion during the same period in 2021. In January 2022, the import of capital goods, which are used in the production of physical capital, increased by 10.2% over the same period in 2021; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 76.2% over the same period in 2021; and the import of consumption goods decreased by 2.7% over the same period in 2021. In January 2022, total goods exported (f.o.b.), increased by 17.2% to approximately U.S.$17.587 billion, as compared to approximately U.S.$15.001 billion during the same period of 2021. According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$826 million in December 2021. In January 2022, foreign direct investment inflows into Turkey amounted to U.S.$489 million. The following table summarizes the balance of payments of Turkey for the period indicated:

January 2022
in millions of U.S. Dollars
CURRENT ACCOUNT	-7,112
Trade Balance	-8,333
Goods Exports	17,828
Goods Imports	26,161
Services	1,631
Primary Income	-360
Secondary Income	-50
CAPITAL ACCOUNT	0
FINANCIAL ACCOUNT	-6,415
Direct Investment (net)	-516
Portfolio Investment (net)	766
Assets	714
Liabilities	-52
Other Investment (net)	-6,665
Assets	-3,494
Liabilities	3,171
RESERVE ASSETS	-942
NET ERRORS AND OMISSIONS	-245

Source: Central Bank

In December 2021, the volume of crude oil imports increased by 42.42 % compared to December 2020. In December 2021, natural gas imports decreased by 1.21% to 6,184.26 million cubic meters compared to 6,260 million cubic meters in December 2021. In December 2021, liquefied petroleum gas imports increased by 5.45% to 245.922,037 tons compared to 233,206.204 tons in December 2020.

As of January 2022, total gross international reserves were U.S.$109,717 million (compared to U.S.$95,675 million as of January 2021). As of January 2022, gold reserves were U.S.$38,595 million (compared to U.S.$42,169 million as of January 2021) and the Central Bank gross foreign exchange reserves were U.S.$63,302 million as of January 2022 (compared to U.S.$51,938 million as of January 2021).

As of January 2022, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$54,746 million (compared to approximately U.S.$48,376 million as of January 2021). As of January 2022, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$27,286 million (compared to approximately U.S.$28,234 million as of January 2021).

As of March 10, 2022, the Central Bank held approximately TL 60.62 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2022 is 5%, with a 2 percentage point uncertainty band in both directions.

On March 17, 2022, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 14.6697 per

U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2021**
Turkish Lira per U.S. Dollar . . . . . . . . . . . . . . . .	13.33
Turkish Lira per euro . . . . . . . . . . . . . . . . .	15.09
Turkish Lira per 100 Japanese Yen . . . . . . . . . . . . . . . .	11.55
Turkish Lira per Currency Basket* . . . . . . . . . . . . . . . .	14.21

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2021.

Source: Central Bank

As of January 2022, the CBRT’s international reserve level is approximately U.S.$109.7 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Among these, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On October 28, 2021, the CBRT released its fourth-quarter inflation report. The CBRT revised its inflation forecast for end-2021 upward by 4.3 percentage points, from 14.1% to 18.4% and expects the inflation rate to fall to 11.8% at the end of 2022 and to 7% at the end of 2023 before stabilizing around 5% in the medium term. Based on main assumptions and under the scenario in which the monetary policy stance would continue to be tight enough to allow inflation to re-settle a downward trend once the temporary effects disappear, inflation is projected to gradually converge to the targets, and the monetary policy stance will be tight enough to ensure that inflation gradually returns to a downward trend.

On November 18, 2021, the Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 16% to 15%.

On November 25, 2021, the CBRT announced that a Memorandum of Understanding (MoU) had been signed between the CBRT and the Central Bank of the United Arab Emirates on November 24, 2021, laying the groundwork for continued cooperation in the field of central banking. In the framework of the MoU, the two central banks aspire to carry out activities to foster cooperation in the field of central banking.

On December 1, 2021, the CBRT announced that it directly intervened in the markets via selling transactions and it started to conduct transactions at Borsa Istanbul Derivatives Market (VIOP) due to unhealthy price formations in exchange rates. On December 3, 2021, December 10, 2021, December 13, 2021, December 17, 2021, the CBRT announced that it directly intervened in the markets via selling transactions due to unhealthy price formations in exchange rates.

On December 16, 2021, the Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 15% to 14%.

In a statement released after the Monetary Policy Committee meeting on December 16, 2021, the CBRT stated that the inflation rate increase in November was driven by developments in exchange rates and supply side factors such as the rise in global food and agricultural commodity prices, supply constraints, and demand developments. The CBRT also stated that the cumulative impact of recent policy decisions on inflation and other indicators will be monitored in the first quarter of 2022 and that during this period, all aspects of the policy framework will be reassessed in order to create a foundation for a sustainable price stability.

On December 21, 2021, the CBRT announced that TL-settled foreign exchange forward sales will be carried out at the CBRT via auctions and at the BIST Derivatives Market (VIOP) in order to help exporting and importing companies to manage their exchange rate risk. The Bank stated that the TL-settled foreign exchange forward selling auctions will be held with maturities of 1 month and 3 months.

Also on December 21, 2021, January 11, 2022, February 1, 2022 and March 7, 2022 the CBRT published and subsequently amended the Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts. According to this Communique, both individuals and, as a result of the 11 January amendment, legal entities resident in Turkey can benefit from the foreign currency protection and (a) individuals can convert their depository or participation fund accounts in U.S. Dollars, EUR and GBP existing on December 20, 2021 to TL accounts with maturity options of 3 months, 6 months and 1 year, and (b) legal entities can convert their depository or participation fund accounts in U.S. Dollars, EUR and GBP existing on December 31, 2021 to TL accounts with maturity options of 3 months, 6 months and 1 year. Additionally, TL accounts opened within the scope of this application may be renewed at the end of their maturity. The renewed accounts continue to benefit from the support based on the amount converted at opening and the conversion rate. The initial conversion rate applicable to any such account is the CBRT’s last announced buy rate, which is announced hourly between 10.00 a.m, and 3.00 p.m., at the time the relevant deposit is made. In case the relevant foreign currency rate at the end of the given maturity at 11 a.m. is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank.

On December 29, 2021, the CBRT published the “Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts” numbered 2021/16, and amended the same on December 31, 2021 with the Communique No. 2021/18 and on January 11, 2022 with the Communique No. 2022/2 and on February 1, 2022 with the Communique No. 2022/6 and on March 7, 2022 with the Communique No. 2022/10. According to this Communique, individuals and legal entities resident in Turkey who will convert their gold deposit and participation accounts to the Turkish Lira deposit and participation accounts can benefit from the foreign currency protection scheme. Eligible individuals and legal entities can prefer this conversion with maturity options of 3 months, 6 months and 1 year. The initial conversion rate applicable to any such account is the CBRT’s last announced buy rate, which is announced hourly between 10.00 a.m, and 3.00 p.m., at the time the relevant deposit is made. In case the relevant foreign currency rate at the end of the given maturity at 11.00 a.m. is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank. TL accounts opened within the scope of this application may be renewed at the end of their maturity. The renewed account continues to benefit from the support based on the amount of gold converted at opening and the conversion rate.

On February 1, 2022, CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7, and amended it on February 18, 2022 with the Communique No. 2022/8 for the purpose of allowing the Turkish citizens who are not resident in Turkey to open FX Protected TL accounts in domestic banks. According to this Communique; if non-resident Turkish citizens or the companies that are owned or partnered by non-resident Turkish citizens transfer their foreign exchange funds abroad to U.S. Dollars/EUR/GBP deposit or participation accounts in domestic banks and subsequently they convert those accounts into Turkish Lira denominated YUVAM accounts, they can benefit from the foreign currency protection mechanism same as that in FX Protected TL Depository Communique. Eligible Turkish citizens can participate in this deposit scheme with maturity options of 3 months, 6 months, 1 year and 2 year. In the event that the relevant foreign currency rate at the end of the given maturity is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank.

On January 19, 2022, the CBRT announced the establishment of a Bilateral Currency Swap Agreement with the Central Bank of the United Arab Emirates between the UAE Dirham (AED) and the Turkish lira in the nominal size of mutually AED 18 billion and TL 64 billion. The CBRT also added that the agreement will stand for a period of three years, with the possibility of an extension through mutual agreement.

On January 20, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On January 27, 2022, the CBRT released the first inflation report of the year which stated its inflation forecasts as 23.2% and 8.2% for year-end 2022 and 2023, respectively. The CBRT stated in the report that the monetary policy stance will be decided with a focus on evaluating the sources of the risks to inflation, their permanency and how they can be controlled by monetary policy, with an ultimate goal of long-term price stability. The CBRT also stated that the deflation process is expected to start on the back of measures taken for sustainable price and financial stability along with the decline in inflation owing to the base effect.

On February 17, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, certain tax regulations were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts (as amended).

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18.53% and a relatively low non-performing loan ratio of 3.13% as of January 2022.

As of January 2022, the loan to deposit ratio and return on average assets of the banking sector were 95.77% and 0.22%, respectively.

As of March 7, 2022, the reserve requirement ratios (RRRs) for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks.

According to the decision taken by the BRSA on December 21, 2021, JP Morgan Chase Bank’s Istanbul Turkey Branch was authorized to provide support/advisory services to the direct/indirect subsidiaries or affiliates of JPMorgan Chase & Co in the following areas: preparation, monitoring, reporting and transmission of all kinds of information and documents related to global transaction banking and investment banking products and services, preparation of documentation within the framework of lending processes and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

According to the decision taken by the BRSA on January 13, 2022, Deutsche Bank A.S¸ . was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your- customer processes.

PUBLIC FINANCE AND BUDGET

In 2021, the Central Government consolidated budget expenditures were approximately TL 1.600 billion (compared to TL 1.204 billion in 2020), the Central Government consolidated budget revenues were approximately TL 1.407 billion (compared to approximately TL 1.028 billion in 2020), the Central Government consolidated budget deficit was approximately TL 192.2 billion (compared to a deficit of TL 175.3 billion in 2020), and the Central Government consolidated budget primary deficit was TL 11.4 billion (compared to a deficit of TL 41.3 billion in 2020).

In January 2022, the Central Government consolidated budget expenditures were approximately TL 146 billion (compared to approximately TL 113.8 billion during the same month of 2021), the Central Government consolidated budget revenues were approximately TL 176 billion (compared to approximately TL 89.6 billion during the same month of 2021), the Central Government consolidated budget surplus was approximately TL 30 billion (compared to a deficit of approximately TL 24.2 billion during the same month of 2021), and the Central Government consolidated budget primary surplus was approximately TL 44.3 billion (compared to a deficit of approximately TL 2.2 billion during the same month of 2021). A Central Government budget deficit to GDP ratio of 3.5% for 2021 and 2022, and 3.2% for 2023 are expected through the 2022-2024 Medium Term Program that was announced on September 5, 2021. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The Government published Law No. 7338 Amending Certain Provisions in the Tax Procedure Law and Some Other Laws on October 26, 2021. This law introduced income tax and value added tax exemptions for social media content producers and mobile application developers. The law also introduced a tax deduction of 5%, depending on determined provisions, for income taxpayers who conduct commercial, agricultural and self- employment activities and for corporation taxpayers (excluding those operating in the finance and banking sectors, insurance and retirement companies and retirement investment funds). According to the law, income of small business tradesmen will be exempt from income tax under the determined provisions. There will be no withholding tax on agricultural support payments made by the public institutions and such payments will be exempt from income tax under the determined provisions.

On December 16, 2021, President Recep Tayyip Erdoğan announced that the income and stamp tax on the minimum wage will be abolished. Additionally, the Government published the Law No. 7349 Amending Income Tax Law and Some Other Laws on December 25, 2021. This law exempted the before-tax minimum wage (after deducting social security premium and unemployment insurance premium) from income tax, and stamp tax.

On February 12, 2022, the Government announced that the value added tax on basic food products will be decreased from 8% to 1%. The relevant Presidential Decree numbered 5189 was published in the Official Gazette dated February 13, 2022.

The following table sets forth the details of the Central Government budget for the periods indicated:

	2021	January
Central Government Budget	(cumulative)	2022
	(In Thousands of TL)
Budget Expenditures	1,599,642,395	145,958,217
1-Excluding Interest	1,418,790,125	131,726,822
Compensation of Employees	346,258,237	47,624,425
Social Security Contributions	57,368,431	7,602,825
Purchase of Goods and Services	130,103,715	5,762,507
Current Transfers	626,663,751	64,135,606
Capital Expenditures	130,926,312	4,346,615
Capital Transfers	25,491,996	1,098
Lending	101,977,683	2,253,746
2-Interest	180,852,270	14,231,395
Budget Revenues	1,407,398,713	176,002,411
1-General Budget Revenues	1,369,503,450	173,491,931
Taxes	1,164,808,943	147,418,402
Property Income	55,511,179	2,088,182
Grants and Aids and Special Revenues	17,874,044	421,601
Interest, Shares and Fines	121,226,649	23,167,625
Capital Revenues	8,814,608	344,375
Collections from Loans	1,268,027	51,746
2-Special Budget Institutions	28,924,724	1,858,113
3-Regularity & Supervisory Institutions	8,970,539	652,367
Budget Balance	-192,243,682	30,044,194
Balance Excluding Interest	-11,391,412	44,275,589

Source: Ministry of Treasury and Finance

Following Parliamentary negotiations that took place in October, November, and December of 2021, the final 2022 Budget Law No: 7344 was approved in the Parliament on December 17, 2021 and it was published in the Official Gazette on December 31, 2021.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$413.10 million in 2021 and approximately U.S.$109 million as of March 9, 2022.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.90 billion as of March 9, 2022.

DEBT

On October 28, 2021, the Ministry of Treasury and Finance published the 2022 financing program. According to the financing program, the total amount of debt service in 2022 is projected to be TL 505.9 billion, comprising of payments of TL 293.5 billion in principal and TL 212.5 billion in interest. Total domestic debt service is expected to be TL 385.5 billion while total external debt service is expected to be TL 120.4 billion. On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$11.0 billion in equivalent external funding in 2022 through bond issuances in international capital markets.

On September 5, 2021, the Medium Term Program for years 2022-2024 was published. According to the 2022-2024 Medium Term Program, the EU-defined general government debt stock to GDP ratio, which is expected to be 36.6% in 2021, is estimated to be 35.8% in 2022, 35.4% in 2023 and 34.7% in 2024.

The Central Government’s total domestic debt stock was approximately TL 1,355 billion as of the end of January 2022, compared to approximately TL 1,064 billion as of the end of January 2021.

In February 2022, the average maturity of the Republic’s domestic cash borrowing was 52.6 months, as compared to 57.3 months in February 2021. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 17.18% in February 2022, compared to 13.08% in February 2021.

The Monetary and Exchange Rate Policy for 2022 document was released on December 29, 2021. According to the report, the amount of swap transactions, which was TL 338 billion at the end of 2020, increased by approximately TL 313 billion and reached TL 651 billion by December 24, 2021. Net Open Market Operations, which was TL 276.6 billion at the end of 2020, increased by TL 181.2 billion and reached TL 457.9 billion as of December 24, 2021.

The total gross outstanding external debt of the Republic was approximately U.S.$453,463 million (at then- current exchange rates) at the end of the third quarter of 2021.

The following table summarizes the gross external debt profile of the Republic (at period end):

	2020	2020	2021	2021	2021
Gross External Debt Profile	Q3	Q4	Q1	Q2	Q3
		(in millions of U.S. Dollars)
GROSS EXTERNAL DEBT	417,560	433,042	430,457	455,564	453,463
SHORT-TERM	108,081	114,205	115,899	124,433	126,028
Public Sector	22,432	23,257	24,986	24,752	25,645
Central Bank	20,989	21,344	22,616	25,824	25,850
Private Sector	64,660	69,604	68,297	73,857	74,533
LONG-TERM	309,479	318,837	314,558	321,131	327,435
Public Sector	145,602	153,394	152,074	155,509	162,538
Central Bank	0	0	0	0	0
Private Sector	163,877	165,443	162,484	165,622	164,897

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2022, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in TL and to decrease the share of domestic debt stock denominated in foreign currencies;

•	to borrow in foreign currencies besides the U.S. dollar in international markets for market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a strong level of cash reserves in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s general government gross debt to GDP ratio was 37.6% in the third quarter of 2021.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2016	2017	2018	2019	2020	2021		2022
Nominal GDP (in billions of TL)	2,627	3,134	3,758	4,320	5,048	7,209		—
Real GDP Growth (%)	3.3	7.5	3.0	0.9	1.8	11		—
Seasonally Adjusted Unemployment (%)	10.9	10.9	11.0	13.7	13.2	11.2		11.4	**
Consumer Price Index (%)	8.53	11.92	20.30	11.84	14.60	36.08		54.44	***
Domestic Producer Price Index (%)	9.94	15.47	33.64	7.36	25.15	79.89		105.01	***
Current Account Balance (in millions of U.S.$)	-26,849	-40,584	-20,745	8,830	-36,724	-14,882		—
Central Government External Debt Stock (in millions of U.S.$)	82,615	90,241	91,245	96,443	102,317	109,732		109,278	**
Public Sector Borrowing
Requirement/GDP (%)	1.0	1.8	2.5	3.2	3.9	3.9	*	3.7	*

*	2022-2024 Medium Term Program realization estimate.
**	For the period of January 2022.
***	As of February 2022.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 11, 2022 to March 11, 2022, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 0.24%.